SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May, 2005



                               CP SHIPS LIMITED


-------------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                   (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  [_]              Form 40-F  [X]
                                               ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [_]     No  [X]
                          ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 36 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CP SHIPS LIMITED
                                           (Registrant)

Date:  10 May 2005
                                           By:  /s/ JOHN M. BAKER
                                                -------------------------------
                                                Name:  John M. Baker
                                                Title: Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                Page
----------------------                                                ----

         10.1     Press Release of CP Ships Limited "CP SHIPS           4
                  TO APPOINT NIGEL RICH AS NEW CHAIRMAN"
                  dated 9 May 2005

         10.2     Press Release of CP Ships Limited "CP SHIPS           6
                  REPORTS STRONG FIRST QUARTER RESULTS"
                  dated 9 May 2005

                                                                  Exhibit 10.1


CP Ships [GRAPHIC OMMITTED]


                CP SHIPS TO APPOINT NIGEL RICH AS NEW CHAIRMAN

GATWICK, UK (9th May 2005)--The Board of CP Ships Limited today announced that it intends to appoint Nigel Rich as non-executive Chairman. It also confirmed that Ray Miles will continue to exercise overall executive responsibility as acting Chief Executive Officer until the appointment of a new CEO.

"I am delighted that Nigel has agreed to become Chairman. We will benefit greatly from his experience," said Ray Miles. "And I will support him and the company fully until I step down as a director of CP Ships after a new CEO is on board, " said Ray Miles.

Nigel Rich has been a non-executive director of CP Ships since it was publicly listed in 2001 and is currently Chairman of Exel, the UK-listed global logistics business. He is also a director of Pacific Assets Trust and was formerly Chairman of Hamptons Group, a real estate services company, and has previously been a director of Granada and Harvey Nichols. He spent 20 years with the Jardine Matheson group in Asia and was its CEO from 1989 to 1994.

Ray Miles was CEO of CP Ships from 1988 to May 2004 when he became Chairman, but resumed executive responsibility in December 2004 when his successor as CEO resigned. He will chair the Annual Meeting of Shareholders on 10th May in Toronto.

If elected as a director at the Annual Meeting, Mr Rich would become Chairman immediately thereafter.

                                    -ends-

ABOUT CP SHIPS
One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 22 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. On 28th April 2005, CP Ships announced it will re-brand its services under the CP Ships name and retire these brands by the end of 2005. At 31st March 2005, CP Ships' vessel fleet was 81 ships and its container fleet 454,000 teu. Volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top

Canadian publicly listed companies. For further information visit the CP Ships website at www.cpships.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this press release, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.


                                   CONTACTS
                                   Investors
              Jeremy Lee, VP Investor Relations & Public Affairs
                          Telephone: + 1 514 934 5254

                                     Media
                   Elizabeth Canna, VP Group Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

                                                                  Exhibit 10.2


CP Ships [GRAPHIC OMMITTED]



              CP SHIPS REPORTS STRONG FIRST QUARTER 2005 RESULTS

(Definitions of non-GAAP terms are listed at the end of this report. All dollar amounts are in US$ unless otherwise noted).

GATWICK, UK (9th May 2005) - CP Ships Limited today announced unaudited operating income of $29 million for the first quarter 2005, more than double first quarter 2004. Net income was $15 million against $3 million. The quarterly dividend has been increased from $0.04 to $0.06 per share.

FINANCIAL HIGHLIGHTS
--------------------
(unaudited)
       ($ millions unless otherwise indicated)          Q1 2005        Q1 2004

       Sales volume(A) (teu thousands)                      533            562
       Revenue                                              966            814
       Average revenue per teu ($/teu)(B)                 1,812          1,449
       Average freight rate(C)                            1,133            960
       Cost per teu ($/teu)(D)                            1,599          1,369
       EBITDA(E)                                             57             43
       Operating income                                      29             11
       Net income                                            15              3
       Earnings per share basic ($/share)                  0.17           0.03
       Dividends ($/share)                                 0.06           0.04
       Free cash flow(G)                                     79             15

SUMMARY
-------

   o   Revenue up 19% and average revenue per teu up 25% from first quarter 2004

   o Volume 5% lower than first quarter 2004 due mainly to schedule delays and service restructuring

   o Average freight rate up 18% from first quarter 2004 and 3% from fourth quarter

   o   Cost per teu up 17% from first quarter 2004 and 3% from fourth quarter

   o Operating income $29 million, up $18 million from $11 million in first quarter 2004

   o   Net income $15 million up from $3 million in first quarter 2004

   o   EBITDA $57 million up from $43 million

   o Basic earnings per share $0.17, significantly up on $0.03 for first quarter 2004

   o Free cash flow $79 million up significantly from $15 million in first quarter 2004

"The strong finish to 2004 has continued into 2005 with a solid performance in our seasonally weak first quarter," said Chairman Ray Miles. "Our aim to improve freight rates in 2005 is off to a good start, outweighing the adverse impact of lower volume due mainly to schedule delays and service restructuring," he added. "TransAtlantic operating profit was higher with first quarter freight rates continuing to improve upon the 8% increase achieved in fourth quarter. Australasia results were stable with higher freight rates offsetting lower volume. Latin America results were strong, building on the freight rate increases achieved last year. In Asia, Asia-Americas volume was softer than we expected, although freight rates were largely unchanged, when usually they decline in the seasonally weaker first quarter."

OUTLOOK
-------

The following section contains forward-looking statements and investors should read the cautions under the heading "Forward-Looking Statements."

As we anticipate current industry and market conditions to continue, we expect 2005 net income to be substantially higher than in 2004 with a basic earnings per share in a range between $1.30 to $1.50. Volume is expected to grow modestly and freight rates to continue to increase. In the TransAtlantic, we expect operating income to improve significantly for the rest of the year based on expected improvements in average freight rates from April increases of as much as 10% by end of the second quarter compared to first quarter levels. The better trade lane supply/ demand balance is expected to generate further freight rate improvement in the second half. In Australasia, our solid performance is expected to continue. Latin American volume is expected to increase moderately with further freight rate improvement. In Asia, we anticipate strong volume growth, albeit at a more moderate level than in 2004 and further freight rate improvement. Unit costs are expected to increase further although at a much lower rate than in 2004. Our cost assumptions include a higher average fuel price of $202 per tonne (Rotterdam Barges Index), up from $175 per tonne average in first quarter, and average exchange rates of US$ to Canadian $1.20, Euro 0.74 and GB Pound 0.53, reflecting a weaker US$ than originally assumed in our earlier guidance for 2005.

REVIEW OF OPERATIONS

Revenue
-------

Revenue at $966 million was up 19% from the $814 million reported in first quarter 2004. Volume at 533,000 teu was 5% lower due mainly to schedule delays, service restructuring and programs to improve cargo mix. Average revenue per teu increased by 25% from $1,449 to $1,812 over the same quarter last year and 4% from $1,738 in the fourth quarter. Average freight rates were up 18% from first quarter 2004 and 3% from fourth quarter while inland and other revenue per teu increased 21% from first quarter but was 2% lower than fourth quarter.

Expenses
--------

Total expenses for the quarter of $937 million increased $134 million or 17% from $803 million in the same quarter 2004 due to continuing increases in operating costs, including the impact of the weaker US$.

Total container shipping expenses for the quarter were up 19% to $791 million due to higher operating costs. General and administrative costs at $120 million were up $10 million from the same quarter last year and up $11 million over fourth quarter 2004.

Cost per teu at $1,599 was up 17% compared to first quarter 2004. Inland transport and other variable costs represented about 9% of the increase and fixed costs the remaining 8%%. Within fixed costs, lower volume caused
 3% and higher charter costs 4%.

Cost per teu increased 3% from fourth quarter 2004 with variable costs flat but lower volume accounting for the 3% increase in unit fixed costs, which were otherwise flat with fourth quarter.

Charter costs were up $13 million in first quarter 2005 compared to the same period last year. Most of the 16 charter renewals anticipated in 2005 have now been concluded with an estimated increase in comparable charter cost of $28 million for 2005. In addition, the estimated incremental cost in 2005 of the 2004 charter renewals is now expected to be $16 million.

During first quarter 2005, the adverse impact of the weaker US$ on operating costs before hedging was $14 million compared with first quarter 2004, which was offset by a $7 million positive impact on revenue. There was an exchange gain of $2 million, compared with a $6 million gain in first quarter 2004, from foreign currency receivables and payables settled in the quarter and the translation of the quarter-end balance sheet foreign currency denominated assets and liabilities.

We expect cost reduction programs to partly offset the impact of increased unit costs in 2005. Our 2005 program is expected to deliver about $30 million of annualized savings, of which about $20 million will impact 2005 results. In addition, we expect incremental savings of about $25 million from the 2004 cost reduction program. Congestion at marine terminals eased during the quarter and there was generally sufficient supply of rail and truck capacity in North America and Europe. However, there remains a risk of congestion developing during the year as industry volume recovers after the seasonally weaker first quarter.

Operating Income
----------------

First quarter operating income was $29 million, up $18 million from the $11 million in first quarter 2004, with significantly higher revenue more than offsetting higher costs.

Other Consolidated Income Statement Items
-----------------------------------------

Net interest expense was $11 million compared to $7 million in first quarter 2004 due to higher interest rates on our floating rate debt being partially offset by higher interest income. Interest expense includes non-cash items of $2 million in respect to amortization of deferred charges and accretion of convertible bond notes compared to a gain of $1 million in first quarter 2004.

Income tax at $3 million for the quarter was up by $2 million on the same quarter 2004.

Net Income
----------

First quarter net income available to common shareholders was $15 million, or $0.17 basic earnings per share. This compares with $3 million, or $0.03 per share in the same period 2004 and $32 million or $0.35 per share in fourth quarter 2004.

BRAND STRATEGY

At the end of April, we announced plans to re-brand our container shipping services under the CP Ships name and retire our seven operating brands by the end of the year. Our decision to adopt a single brand is in response to customers wanting us to simplify the way they do business with us. A single CP Ships brand will also allow us to streamline our corporate structure, improve further our accounting and related business processes and information systems, save costs, strengthen our company culture as well as more closely align how we communicate with all of our customers.

LOGISTICS ACQUISITION

On 4th May, CP Ships announced the acquisition of Borg International Freight Services, a small logistics company specializing in ocean and air freight forwarding. This is a continuation of our plan to selectively develop logistics services as a way of leveraging strong regional market positions and adding value to core container services.

BUSINESS SEGMENT REVIEW

TransAtlantic Market
--------------------

Revenue at $459 million was 13% higher than first quarter 2004. Average revenue per teu increased by 19% with freight rates up 13% compared to first quarter and 3% higher than fourth quarter 2004. Volume was 5% lower than the same period last year, due mainly to schedule delays, port omissions to restore schedule integrity, and service restructuring.

Expenses were $48 million higher due mainly to higher variable costs per teu, essentially for inlands. Ship costs also increased due mainly to increased charter costs.

Operating income at $3 million improved significantly over the loss in the first quarter 2004 of $2 million with higher revenue more than covering higher costs.

The previously announced restructuring of capacity in the Montreal Gateway is on track. Two of the three new chartered ice-strengthened 1600 teu ships were deployed in one of our North Europe services during the quarter, replacing two owned ice-strengthened 2400 teu ships which were redeployed to the West Coast North America- Mediterranean trade lane. The third ship is being deployed in May.

After the end of the quarter, we announced an agreement to charter a fixed number of slots to CMA CGM on one of our North Europe Montreal Gateway services. The agreement started at the end of April about the same time as CMA CGM withdrew its own tonnage from the trade. The restructuring of trade lane capacity is expected to further improve the supply/demand balance and lead to greater operating efficiencies.

Australasian Market
-------------------

Revenue at $153 million was significantly higher than first quarter 2004 mainly due to higher inland and other revenue. Higher freight rates, which were up 11% on first quarter 2004 , offset reduced volume, down 12%, due to fewer sailings and weaker Australasian exports. Unit costs were also up with higher inland and terminal expenses and higher ship network costs due to less volume and increased charter expenses. Operating income at $9 million was slightly lower than the same quarter last year.

Latin American Market
---------------------

Revenue at $113 million was up $34 million from first quarter 2004. Volume was 7% higher due to additional services and continuing strong trade lane conditions. Freight rates increased 34% compared to first quarter 2004 and 3% from fourth quarter, building on the freight rate increases achieved during last year. Expenses were also up due to the addition of new services and an increase in variable costs. Operating income of $10 million was significantly up from $1 million in first quarter 2004.

Asian Market
------------

Revenue was 21% higher at $206 million than first quarter 2004. Freight rates were essentially unchanged from fourth quarter, a positive development as freight rates usually decline in the first quarter for seasonal reasons, and increased 22% over first quarter 2004. Volume was down mainly due to significantly lower exports to Asia and weaker than expected import volume from China. Expenses increased against first quarter 2004 due to the addition of new services and increases in unit variable costs. Operating income was $3 million, up from a $1 million operating loss in first quarter 2004.

Other Activities
----------------

Operating income improved over first quarter 2004 by 21% to $4 million with improved performance from Montreal Gateway Terminals due to higher volume and the contribution from ROE Logistics acquired in April last year.

NON-CASH WORKING CAPITAL

Net non-cash working capital fell by $46 million in the first quarter, compared to an increase of $14 million in the same quarter last year. The improvement in first quarter was largely due to a decrease in current assets and an increase in current liabilities.

CAPITAL EXPENDITURE

Capital expenditure in the first quarter was $15 million, including $7 million for 1,500 40-ft temperature-controlled containers ordered in third quarter 2004 and $5 million on information systems. By the end of the first quarter, 2,500 of the 3,000 temperature-controlled containers had been delivered with the final 500 received in early April 2005. The containers were financed by eight-year capital lease after the quarter end.

As previously announced, CP Ships plans to build a further 3,000 temperature-controlled and 19,500 dry-van containers for delivery during second half 2005. Orders were placed with the manufacturers during April 2005 at a total cost of $106 million. Financing under two eight-year capital leases has been arranged. The temperature-controlled container investment will replace about 2,000 old or expensive leased containers and help meet our previously stated objective to double our carryings in this higher margin market over the next five years. The new dry-vans will replace old worn-out leased containers.

SHIP FLEET

The ship fleet was 81 ships on 31st March, up from 79 ships on 31st December 2004 due mainly to the temporary addition of ships during restructuring of services in the TransAtlantic.

COMMON SHARES

At close of business on 6th May 2005, there were 90,400,525 common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased by $78 million to $213 million at the end of the quarter from $135 million at 31st December 2004. Cash from operations was $96 million, up $71 million from the same quarter 2004 due to higher net income and an improvement in non-cash working capital.

There was cash used of $1 million from financing activities during the quarter compared to cash used of $16 million in first quarter 2004. An increase in short-term debt for the purchase of temperature-controlled containers, pending their financing under eight-year capital leases, was offset by repayment of long-term debt and dividends paid during the quarter.

Cash used in investing activities increased by $7 million against first quarter 2004. Capital expenditure, at $15 million, was $6 million greater than in first quarter 2004. In addition, dry-docking expenses were flat at $2 million.

Free cash flow for the first quarter 2005 was $79 million compared to $15 million in first quarter 2004 due primarily to higher cash from operations including the positive movement in non-cash working capital.

Debt of $565 million at 31st March 2005 was up from $564 million at 31st December 2004, with increased short-term borrowings for the temperature-controlled containers offsetting the repayment of long-term borrowings from operating cash flow.

During April, a further $15 million was borrowed under the $46 million committed credit facility to finance the final 1,000 temperature-controlled containers enabling the facility to be converted on 29th April 2005 into the third and fourth temperature-controlled container leases. Each of these leases is for eight years, amortizes to a 10% balloon payment, grants CP Ships a purchase option at expiry and is priced at 3-month US$ LIBOR+1.25%.

Also during April, we arranged a second $46 million committed credit facility to finance 100% of the investment in a second order of 3,000 temperature-controlled containers and a $60 million committed credit facility to finance the

19,500 dry-van containers. Both facilities are available until 21st December 2005 with an average commitment fee of 0.4% per year of the undrawn amount payable during the delivery period. The facilities are each split into four equal sized sub-leases, each of which must commence prior to the facility expiring. Each lease is for eight years, amortizes to a 10% balloon payment, grants CP Ships a purchase option at expiry and is priced at 3-month US$ LIBOR+1.15%. The leases contain a number of cross default provisions and financial and operational covenants which are similar to those contained in the $525 million revolving credit facility.

At 31st March 2005, CP Ships was in compliance with its covenants and had no dividend or debt arrears. CP Ships expects to remain in compliance throughout 2005 based on current projections.

Credit Ratings - Standard and Poor's continues with CP Ships corporate rating of BBB- and an outlook of "negative." Moody's senior implied rating remains Ba2 and the outlook as "stable." The 10 3/8% senior notes are rated BB+ by Standard and Poor's and Ba3 by Moody's and the 4% convertible senior subordinated notes BB+ and B1 respectively. In the event that the corporate rating from Standard and Poor's was to decrease to BB, a default, unless remedied, including by prepayment of the facility, would be triggered under a container sale and leaseback agreement. A default would lead to cross default of certain other debt facilities, including the revolving credit facilities.

FINANCIAL INSTRUMENTS

Foreign Currency Exchange Risk Management
-----------------------------------------

Revenue is denominated primarily in US$, but CP Ships is exposed to a net foreign currency exchange risk through local operating costs. The most significant currency exposures are Euro, Canadian $, Mexican Peso, and GB Pound.

During the first quarter 2005, about 37% of Canadian $, 32% of Euro and 33% of GB Pound cost exposures were hedged resulting in a $2 million gain compared with a loss of $1 million in the same period 2004.

At 31st December 2004, a $3 million gain was recognized relating to foreign exchange contracts that did not qualify for hedge accounting. During the first quarter, the contracts expired with a market value of $2 million resulting in a loss of $1 million being recognized . At 31st March 2005, a gain of $2 million was recognized relating to foreign exchange contracts that did not qualify for hedge accounting compared to nil in first quarter 2004.

At the end of the first quarter, economic hedges were in place to cover some of the anticipated exposures for the remainder of 2005 using a combination of forward contracts and put and call options.

The hedges for the Canadian $, Euro and GB Pound in place at 31st March 2005 and at 9th May 2005 have the following coverage against expected cost exposure for the remainder of 2005 in the hedged currencies, and at the ranges indicated:

                                    Contracts in place at 31st March 2005
                                              and 9th May 2005
1 US$ buys                               Hedge %              Range
---------------------------------   ------------------   -----------------
Canadian $                                 40               1.24 - 1.27
Euro                                       25               0.79 - 0.81
GB Pound                                   32               0.54 - 0.56

The estimated impact before hedging of a 1% decrease in the US$ exchange rate against all of the Euro, Canadian $, Mexican Peso, and GB Pound combined exposures would be to decrease annual operating income by $6 million; a 1% increase in the US$ exchange rate would increase operating income by $6 million.

Interest Rate Risk Management
-----------------------------

At 31st March 2005, taking account of fixed to floating interest rate swaps on the ten-year senior notes, $336 million or 63% of debt was at floating rates linked to US$ LIBOR. The average margin over LIBOR on the floating debt was 3.7%. The remaining borrowings were fixed at an average rate of 4.5%. Net of cash and cash equivalents, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $1 million.

Fuel Price Risk Management
--------------------------

During the first quarter, 390,000 tonnes of bunker fuel were consumed at an average price of $175 per tonne compared to 380,000 tonnes at $161 in the same period 2004.

To manage up to 50% of anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options resulting in a $1 million gain during the first quarter 2005 compared to $2 million loss in the same period 2004.

At 31st March 2005, approximately 20% of anticipated exposure is covered in a range of $156-$173 per tonne for the remainder of 2005. The hedges were written against the Rotterdam 3.5% Barges Index and are before delivery costs.

The estimated impact on annual operating income based on 2004 fuel purchases before hedging of a 5% movement in CP Ships first quarter 2005 average bunker fuel price would be $14 million, although up to 50% of any price increase is estimated to be recoverable through fuel surcharges with a delay of two to three months.

Off-Balance Sheet Arrangements
------------------------------

No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.

LITIGATION UPDATE

As previously reported, six class action lawsuits in the US and three in Canada have been filed against CP Ships and certain directors and officers. The actions are in respect to CP Ships' restatements of previously reported financial results. CP Ships has retained counsel and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in the financial statements.

Liberty Global Logistics filed a complaint on 18th March 2005 in the US District Court for the Eastern District of New York against the US Maritime Administration and the United States of America challenging the Maritime Security Program awards made in January 2005 to Lykes Lines and others. The company is participating in the rigorous defence of this complaint.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the US Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in CP Ships filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

CP Ships has, consistent with management's ongoing efforts to rationalize legacy accounting systems and to improve financial reporting and disclosure controls and procedures, introduced a new SAP financial accounting system in the majority of its shipping lines with effect from 1st January 2004. One of the two remaining lines was transferred to SAP from 1st April 2005 and the other line's implementation is anticipated to be completed mid 2005.

CP Ships believes that its implementation of SAP has and will continue to significantly enhance its financial controls.

A new permanent Business Controls group, led by Vice President Business Controls, was established at the end of 2004. This group's mandate is to build on initial improvements to internal controls following the restatement last year of financial results for 2002, 2003 and first quarter 2004, with particular focus on those controls involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. It coordinates closely with a separate team whose task is to ensure compliance by the end of 2006 with reporting on internal financial controls required under
Section 404 of the US Sarbanes-Oxley Act.

In connection with the preparation of the first quarter 2005 interim financial statements, management has evaluated CP Ships' disclosure controls and procedures and has concluded that such disclosure controls and procedures were effective as at 31st March 2005. Other than the implementation of improvements and processes described above, including SAP and the development of the Business Controls group, there has been no change in internal controls during first quarter 2005 that has materially affected, or is reasonably likely to materially affect, CP Ships' internal control over financial reporting.

DIVIDEND
The Board of Directors has declared an increased dividend for the first quarter 2005 of $0.06 per common share, payable on 2nd June to shareholders of record on 20th May.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies used in preparing the unaudited interim consolidated financial statements are discussed in the Management's Discussion and Analysis included in our 2004 Annual Report, except as disclosed in note 2 to the unaudited interim consolidated financial statements. The preparation of our consolidated financial statements in accordance with Canadian GAAP requires judgement and the use of estimates that affect the reported amounts. A substantial proportion of CP Ships' container shipping operations costs such as for inland transport and empty container positioning has to be estimated for each period and is included in the period end balance sheet as accruals. Actual results may differ from these estimates.

CHANGE IN ACCOUNTING POLICIES

Changes in accounting polices in preparing the unaudited interim consolidated financial statements are detailed in note 2 of the interim financial statements.

CONFERENCE CALL AND PRESENTATION

Management will discuss this report in a conference call and presentation with the investment community on 10th May 2005 at 3:00pm Eastern Daylight Time. The conference call will be webcast live on the CP Ships website (www.cpships.com), where it will also be available in archive. In addition, parties may participate in the conference call on a listen-only basis by calling 1 (888) 208-1815 (toll free in Canada and the US).

ADDITIONAL INFORMATION

Additional information, including the 2004 Annual Report, may be found on SEDAR, www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or on the CP Ships website.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this report , readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.


QUARTERLY RESULTS 2005, 2004 and 2003

 Unaudited                                  Q1        Q4        Q3        Q2       Q1         Q4        Q3        Q2        Q1
 US$ millions except volume               2005      2004      2004      2004     2004       2003      2003      2003      2003
--------------------------------------- --------- --------- --------- --------- --------- --------- --------- --------- ---------

 Volume (teu 000s)
       TransAtlantic                       280       292       306       305      294        301       287       305       270
       Australasia                          65        74        72        73       74         78        79        73        74
       Latin America                        62        65        63        61       58         63        63        60        53
       Asia                                121       133       131       126      126        119       114       111       109
       Other                                 5         4         6         5       10          8        11         9         8
                                        -----------------------------------------------------------------------------------------
                                           533       568       578       570      562        569       554       558       514
---------------------------------------------------------------------------------------------------------------------------------

 Revenue
       TransAtlantic                       459       458       449       441      406        428       400       401       344
       Australasia                         153       152       150       146      132        136       133       129       117
       Latin America                       113       112       107        89       79         80        78        75        64
       Asia                                206       227       224       192      170        167       172       158       138
       Other                                35        39        36        35       27         27        33        28        22
                                        -----------------------------------------------------------------------------------------
                                           966       988       966       903      814        838       816       791       685
                                        =========================================================================================

---------------------------------------------------------------------------------------------------------------------------------

 Expenses
       TransAtlantic                       456       444       444       433      408        397       387       381       343
       Australasia                         144       143       143       140      122        131       126       123       111
       Latin America                       103       107        95        84       78         76        74        72        64
       Asia                                203       214       213       192      171        175       164       156       152
       Other                                31        34        30        28       24         23        27        25        21
                                        -----------------------------------------------------------------------------------------
                                           937       942       925       877      803        802       778       757       691
                                        =========================================================================================

---------------------------------------------------------------------------------------------------------------------------------

 Operating income/(loss)(1)
       TransAtlantic                         3        14         5         8       (2)        31        13        20         1
       Australasia                           9         9         7         6       10          5         7         6         6
       Latin America                        10         5        12         5        1          4         4         3         0
       Asia                                  3        13        11         0       (1)        (8)        8         2       (14)
       Other                                 4         5         6         7        3          4         6         3         1
                                        -----------------------------------------------------------------------------------------
                                            29        46        41        26       11         36        38        34        (6)
                                        =========================================================================================

---------------------------------------------------------------------------------------------------------------------------------

 Analysis of expenses
       Container shipping operations       791       803       789       733      667        668       630       621       568
       General and administrative          120       109       101       108      110        107       113       108        96
       Depreciation and amortization        28        32        31        29       32         33        29        29        28
       Other                                (2)       (2)        4         7       (6)        (6)        6        (1)       (1)
                                        -----------------------------------------------------------------------------------------
                                           937       942       925       877      803        802       778       757       691
---------------------------------------------------------------------------------------------------------------------------------


(1) Before exceptional charge of $10 million in Q1 2003. Refer to the 2004 Annual Financial Statements.



OPERATING DATA

Unaudited

EBITDA                                       Q1       Q4        Q3         Q2        Q1        Q4        Q3        Q2        Q1
US$ millions                               2005     2004      2004       2004      2004      2003      2003      2003      2003
---------------------------------------------------------------------------------------------------------------------------------
                                             57       78        72          55      43         69        67        63        22
=================================================================================================================================


Free cash flow
US$ millions
---------------------------------------------------------------------------------------------------------------------------------
                                             79       51        95          20      15         80        25         1      (102)
=================================================================================================================================


Quarterly freight rate changes
Percentage change(2)
---------------------------------------------------------------------------------------------------------------------------------

TransAtlantic                                 3        8         0          1        (3)        3         5         5        (1)
Australasia                                  13        0        (1)         0         6         6         2         3         3
Latin America                                 3        5        10         11         0         3        (6)        1        (3)
Asia                                         (1)       0        13         10        (5)       (8)        7         9        (5)

                                        -----------------------------------------------------------------------------------------
Total percentage change                       3        4         6          4        (2)       (1)        7         5        (2)
=================================================================================================================================


Operating lease rentals
US$ millions
---------------------------------------------------------------------------------------------------------------------------------

Ships                                        62       66        59         51        49        49        44        44        40
Containers                                   38       39        40         36        38        37        39        39        38
Other                                         9        9         8          9         8         7        10         8         7

                                        -----------------------------------------------------------------------------------------
                                            109      114       107         96        95        93        93        91        85
=================================================================================================================================


Earnings coverage(I)                          Q1       Q4        Q3         Q2
Ratio                                       2005     2004      2004       2004
---------------------------------------------------------------------------------

                                             3.6      3.2       3.0        3.0
=================================================================================


Ships
Number of ships employed at 31st March 2005                             81
Nominal capacity of ships employed at 31st March 2005 in teu       194,800
================================================================================

Containers
Fleet in teu at 31st March 2005                                    454,000
================================================================================


(2) Percentage increase/(decrease) compared with previous quarter. Asia-Europe is excluded from Q2 2003 onward.



INTERIM CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                              Three months
US$ millions except per share amounts                                  to 31st March
                                                                      2005           2004
--------------------------------------------------------------------------------------------

Revenue
    Container shipping operations                                      966            814

Expenses
    Container shipping operations                                      791            667
    General and administrative                                         120            110
    Depreciation and amortization of intangible assets                  28             32
    Currency exchange (gain)                                            (2)            (6)
                                                                  --------------------------
                                                                       937            803

Operating income                                                        29             11

    Interest expense, net (note 3)                                     (11)            (7)
                                                                  --------------------------
Income before income tax                                                18              4

    Income tax expense (note 4)                                         (3)            (1)
                                                                  --------------------------
Net income available to common shareholders                         $   15       $      3
                                                                  ==========================

Average number of common shares outstanding (millions)
(note 9)                                                              90.2           89.9

Earnings per common share - basic (note 9)                           $ 0.17         $ 0.03

Earnings per common share - diluted (note 9)                         $ 0.16         $ 0.03



INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                          Three months
US$ millions                                                       To 31st March
                                                                  2005          2004
------------------------------------------------------------------------- --------------

Balance, beginning of period                                       633           579
Adoption of new accounting policy - (note 2)                         1            (1)
                                                                 -----------------------
Retained earnings, beginning of period as restated                 634           578

Net income                                                          15             3

Dividends on common shares                                          (4)           (4)

                                                                 -----------------------
Balance, 31st December                                           $ 645         $ 577
                                                                 =======================


See accompanying notes to the interim consolidated financial statements


INTERIM CONSOLIDATED BALANCE SHEETS

Unaudited                                                  31st March 2005         31st December 2004
US$ millions
-------------------------------------------------------------------------------------------------------

Assets

Current assets
   Cash and cash equivalents                                      213                       135
   Accounts receivable                                            465                       473
   Prepaid expenses                                                56                        54
   Inventory                                                       26                        26
                                                           --------------------------------------------
                                                                  760                       688

Property, plant and equipment                                   1,167                     1,181
Deferred charges                                                   47                        49
Goodwill                                                          608                       608
Future income tax assets                                            6                         7
Other assets and intangible assets                                 39                        37

                                                           --------------------------------------------
                                                              $ 2,627                   $ 2,570
                                                           ============================================

Liabilities

Current liabilities
   Accounts payable and accrued liabilities                       666                       626
   Short-term debt (note 5)                                         7                         -
   Long-term debt due within one year (note 6)                     16                        19
                                                           --------------------------------------------
                                                                  689                       645

Long-term liabilities
   Long-term debt due after one year (note 6)                     542                       545
   Future income tax liabilities                                    7                         8
   Other long-term liabilities (note 2)                             7                         -
                                                           --------------------------------------------
                                                                  556                       553

Shareholders' equity
   Common share capital                                           685                       689
   Other equity                                                    29                        29
   Contributed surplus                                             16                        14
   Retained earnings                                              645                       633
   Cumulative foreign currency translation adjustments              7                         7
                                                           --------------------------------------------
                                                                1,382                     1,372

                                                           --------------------------------------------
                                                              $ 2,627                   $ 2,570
                                                           ============================================


See accompanying notes to the interim consolidated financial statements


INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                       Three months
US$ millions                                                                    to 31st March
                                                                               2005          2004
-----------------------------------------------------------------------------------------------------

Operating activities
   Net income                                                                    15            3
   Depreciation and amortization of intangible assets                            28           32
   Future income tax benefit                                                      -           (1)
   Amortization of deferred charges                                               4            7
   Stock-based compensation                                                       2            2
   Accretion of convertible notes                                                 1            -
   Other                                                                          -           (3)
                                                                         ----------------------------
                                                                                 50           40

   Decrease/(increase) in non-cash working capital (note 8)                      46          (14)

                                                                         ----------------------------
   Cash from operations before exceptional payments                              96           26

   Exceptional item payments                                                      -           (1)
                                                                         ----------------------------
Cash from operations                                                             96           25

Financing activities
   Convertible notes issued                                                       -          200
   Increase in short-term debt                                                    7            -
   Increase in long-term debt                                                     -           76
   Repayment of long-term debt                                                   (5)        (279)
   Increase in deferred financing costs                                           -           (8)
   Decrease in share capital                                                      1            -
   Financing costs allocated to other equity                                      -           (1)
   Common share dividends paid                                                   (4)          (4)
                                                                         ----------------------------
   Cash on financing activities                                                  (1)         (16)

Investing activities
   Additions to property, plant and equipment                                   (15)          (9)
   Increase in deferred dry-dock costs                                           (2)          (2)
   Proceeds from disposal of property, plant and equipment                        -            1
                                                                         ----------------------------
   Cash on investing activities                                                 (17)         (10)

Cash position(3)
   Increase/(decrease) in cash and cash equivalents                              78           (1)
   Cash and cash equivalents at beginning of period                             135           75

                                                                         ----------------------------
   Cash and cash equivalents at end of period                                 $ 213         $ 74
                                                                         ============================


 (3) Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to the interim consolidated financial statements

SEGMENT INFORMATION

Unaudited                                        Three months
US$ millions                                    to 31st March
                                               2005           2004
------------------------------------------------------------------------

Revenue
   TransAtlantic                                 459              406
   Australasia                                   153              132
   Latin America                                 113               79
   Asia                                          206              170
   Other                                          35               27
                                         -------------------------------
                                               $ 966            $ 814
                                         ===============================

Expenses
   TransAtlantic                                 456              408
   Australasia                                   144              122
   Latin America                                 103               78
   Asia                                          203              171
   Other                                          31               24
                                         -------------------------------
                                               $ 937            $ 803
                                         ===============================

Operating income/(loss)
   TransAtlantic                                   3               (2)
   Australasia                                     9               10
   Latin America                                  10                1
   Asia                                            3               (1)
   Other                                           4                3
                                         -------------------------------
                                                $ 29             $ 11
                                         ===============================

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.  Basis of Presentation

These interim consolidated financial statements have been prepared using accounting policies, other than those set out in note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2004 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP) and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. On an ongoing basis, management reviews its estimates, including those related to revenue, accruals for costs incurred but not billed by vendors, bad debts, potential impairment and useful lives of assets, income taxes, certain other accrued liabilities, pensions and post retirement bene?ts and stock-based compensation. Actual results may differ from these estimates.

The financial data presented in this document is for the first quarter 2005, being the three months ended 31st March 2005. This period is compared to the corresponding period in the previous year being the first quarter 2004 (three months ended 31st March 2004) unless otherwise stated.

2.  Change in Accounting Policies

Variable Interest Entities - On 1st January 2005, CP Ships adopted the Canadian Institute of Chartered Accountants' (CICA) new accounting requirements on the consolidation of variable interest entities (VIEs) under Accounting Guideline 15 (AcG-15), "Consolidation of Variable Interest Entities." AcG-15 is harmonized with US GAAP and provides guidance on the consolidation of VIEs. VIEs are characterized as entities in which:

   o the equity is not sufficient to permit that entity to finance its activities without external support, or

   o equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

Where a reporting entity is deemed to have a variable interest in such an entity, and where that interest will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both, the reporting entity is the `primary beneficiary', and must consolidate the VIE. As a result, CP Ships must consolidate certain trust vehicles that were created to hold awards of shares to employees. The trust vehicles must be consolidated as if AcG-15 was effective when the conditions were first met for CP Ships to be the primary beneficiary.

Beginning 1st January 2005, CP Ships consolidated two trusts created by CP Ships to facilitate employee remuneration. The assets and liabilities of these VIEs have been grouped under other long-term assets and liabilities. There was no impact on revenues during the quarter. The impact on the Consolidated Balance Sheet on 1st January 2005 was an increase in cash of $1 million and other assets of $4 million, an increase of long-term liabilities of $7 million and a decrease in shareholders' equity of $2 million. The impact on shareholders' equity includes a $4 million reduction to share capital for shares held in treasury for employees as part of their employee remuneration. This is offset by an increase of $1 million to retained earnings as a result of retrospective application for earnings and $1 million to contributed surplus in the trusts. The opening balance of retained earnings has been adjusted to reflect this change. As at 31st of March 2005 there were 352,265 shares held in treasury.

3.  Interest Expense, net



                                                                       Three months
                                                                       to 31st March
US$ millions                                                       2005          2004
--------------------------------------------------------------------------------------------

Interest expense                                                     11             8
Interest income                                                      (1)            -
Financial instruments fair value adjustment                           -            (5)
Amortization and write-off of deferred financing costs                1             4

                                                               ----------------------------
Interest expense, net                                              $ 11          $  7
                                                               ============================

Interest expense includes a nil benefit (2004: $1 million) for accrued interest received as a result of swapping the fixed 10 3/8% senior notes to floating interest of US$ LIBOR+5.77%. The interest rate swap agreements in place during first quarter 2004 did not qualify for hedge accounting under AcG-13 resulting in a fair value adjustment of $5 million. These contracts were terminated during third quarter 2004 and replaced with new contracts which qualified under AcG-13. The fair value adjusted for first quarter 2005 was nil.

During first quarter 2004, CP Ships terminated a number of revolving credit facilities and wrote off $4 million of previously deferred financing costs. No similar costs were written off during the first quarter 2005.

4. Income Tax Expense

                                                    Three months
                                                   to 31st March
US$ millions                                    2005            2004
------------------------------------------------------------------------

   Current income tax expense                     3               2
   Future income tax benefit                      -              (1)
                                         ------------------------------
   Income tax expense, net                    $   3           $   1
                                         ==============================

Income tax expense in the current quarter includes $1 million related to prior periods.

5. Short-Term Debt

During fourth quarter 2004, CP Ships entered into a $46 million committed credit facility to fund 100% of its investment in 3,000 temperature-controlled containers. The facility is priced at 3-month US$ LIBOR+1.25%, is available until 30th June 2005 with a commitment fee of 1/24th of the undrawn amount payable during this period and is split into four sub-leases each of 750 units. At 31st December 2004 the first 1,500 containers had been financed under the facility resulting in the commencement of the first two long-term sub-leases (note 6). During first quarter 2005, a further 500 units were financed leaving $15 million of the facility available and undrawn at 31st March 2005. During April 2005, the remaining 1,000 units were financed resulting in the cancellation of the facility and commencement of the third and fourth long-term sub-leases on 29th April 2005.

6.  Long-Term Debt


US$ millions                                       31st March 2005          31st December 2004
--------------------------------------------------------------------------------------------------

Long-term debt
4% convertible senior subordinated notes                175                        174
10 3/8% senior notes due 2012                           197                        197
Long-term loans                                          28                         30
                                                   -----------------------------------------------
                                                        400                        401

Capital leases                                          158                        163
                                                   -----------------------------------------------
                                                        558                        564

Amounts due within one year                             (16)                       (19)
                                                   -----------------------------------------------

Amounts due after one year                            $ 542                      $ 545
                                                   ===============================================


Bank Loans - Bank loans comprise a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. Of the facility, nil was drawn at 31st March 2005 and $525 million was available to be drawn. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st March the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.

Capital Leases - At 31st March 2005, capital leases consist of ship leases of $123 million (31st December 2004: $126 million), container leases of $33 million (31st December 2004: $34 million) of which $22 million (31st December 2004: $23 million) relates to the temperature-controlled sub-leases and other leases of $2 million (31st December 2004: $3 million)

Covenants - At 31st March 2005, CP Ships was in compliance with its financial covenants and had no dividend or debt arrears.

7.  Stock-Based Compensation

During the three months to 31st March 2005, employees were granted 208,678 restricted shares and 208,678 stock options vesting in February 2008. Half of the restricted shares and all of the stock options are contingent on the achievement by CP Ships of certain performance criteria.

Stock-based compensation awards granted after 1st January 2002 are accounted for using the fair value method of accounting. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment under Canadian GAAP.

Stock-based compensation expense of $1 million was recognized for the three months ended 31st March 2005 ($2 million for the three months ended 31st March
2004).

8.  Supplemental Cash Flow Information

(a) Changes in non-cash working capital

                                                           Three months
                                                          to 31st March
US$ millions                                            2005            2004
-------------------------------------------------------------------------------

Decrease/(increase) in current assets:
   Accounts receivable                                       8            3
   Prepaid expenses                                         (2)         (18)
   Inventory                                                 -            3


Increase/(decrease) in current liabilities:
   Accounts payable and accrued liabilities                 40           (2)

 Other changes in non-cash working capital
   Accrued liability for deferred financing costs            -           (1)
   Exceptional item related payments                         -            1
                                                    ---------------------------
                                                         $  46        $ (14)
                                                    ===========================


(b) Non-cash transactions excluded from the consolidated statements of cash flow

                                                              Three months
US$ millions                                                  to 31st March
                                                             2005      2004
-------------------------------------------------------------------------------

Increase in other assets on trust assets                      (4)        -
Increase in deferred compensation obligation from trusts       7         -
Decrease in share capital for treasury stock                  (3)        -

9.  Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:


                                                                        Three months
                                                                        to 31st March
Millions of shares                                                     2005          2004
---------------------------------------------------------------------------------------------

Weighted average number of common shares used in
calculating basic earnings per share                                   90.2          89.9
                                                                 ----------------------------
Effect of dilutive securities - stock options                           0.6           1.3
                              - unvested restricted shares              1.8           1.8
                                                                 ----------------------------

Weighted average number of common shares used in
calculating diluted earnings per share                                 92.6          93.0
                                                                 ============================

For the three months ended 31st March 2005 and 2004, the 4% convertible senior subordinated notes, which are convertible into 7.9 million common shares under certain conditions, were not included in the computation of diluted earnings per common share because the contingent conversion conditions were not met during the periods.

10.   Pensions

The total benefit cost for the three months ended 31st March 2005 was $3 million (2004: $3 million).

11.   Contingent Liabilities

Six class action lawsuits in the US and three in Canada have been filed against CP Ships. These proceedings, which relate to the restatement of historical financial results for first quarter 2004 and the years 2003 and 2002, are at a preliminary stage and to date no class has been certified. Five of the six US lawsuits have been transferred to a single jurisdiction of coordinated or consolidated pretrial proceedings. The sixth lawsuit is expected to be transferred shortly. In the three Canadian proceedings, a statement of claim has been filed but no further steps toward certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. CP Ships has retained counsel and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.

The group is defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $115 million) against it and its subsidiary relating to the termination of contracts for stevedoring and related services. The group does not believe it will incur any liability, and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

As a result of the Lykes Lines Limited, LLC (Lykes) contract with the US Department of Transportation in respect to its new Maritime Security Program
(MSP), Liberty Global Logistics LLC filed a complaint on 18th March 2005 in the US District Court for the Eastern District of New York against the Maritime Administration and the United States of America challenging the MSP awards made in January 2005 to Lykes and others. There are several defences to this complaint and it is presently anticipated that it will have no effect on the award of MSP to Lykes.

12.   Subsequent Events

Subsequent to 31st March 2005, CP Ships entered into a contract to build 19,500 dry-vans and a further 3,000 40-ft temperature-controlled containers for a total consideration of $106 million. The containers are expected to be delivered between May and December 2005. The dry-van and temperature-controlled container investments have been financed under separate eight-year capital leases at 3-month US$ LIBOR+1.15%.

On 4th May 2005, CP Ships announced the acquisition of Borg International Freight Services. Based in Montreal, Borg specializes in ocean and air freight forwarding and employs 22 people. Its annual gross revenue in 2004 was US $14 million.

13. Differences between Accounting Principles Generally Accepted in Canada and the United States

(a)      Consolidated Statements of Income and Shareholders' Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:


Unaudited                                                           Three months
US$ millions except per share amounts                              to 31st March
                                                                 2005          2004
----------------------------------------------------------------------------------------

Net income - Canadian GAAP                                            15           3
US GAAP adjustments:
   Embedded derivatives                                                4           9
   Interest rate swaps                                                (5)          -
   Foreign currency contracts                                          -          (1)
   Bunker fuel price contracts                                        10           1
   Stock-based compensation                                           (1)          1
   Ships                                                               1           -
   Capitalized interest                                               (1)          -
   Restructuring costs                                                 -          (1)
   Interest expense - convertible notes                                1           -
   Tax effect of US GAAP adjustments                                   -           -

                                                             ---------------------------
Net income - US GAAP                                                  24          12

Other comprehensive income
   Foreign currency translation adjustments                            -          (4)

Comprehensive income - US GAAP                                    $   24      $    8
                                                             ===========================

Earnings per common share - basic ($ per share)
   Canadian GAAP                                                  $ 0.17      $ 0.03
   US GAAP                                                        $ 0.27      $ 0.13
Average number of common shares outstanding -basic
 (millions)
   Canadian GAAP                                                    90.2        89.9
   US GAAP                                                          90.2        89.7

Earnings per common share - diluted ($ per share)
   Canadian GAAP                                                  $ 0.16      $ 0.03
   US GAAP                                                        $ 0.24      $ 0.13
Average number of common shares outstanding - diluted
 (millions)
   Canadian GAAP                                                    92.6        93.0
   US GAAP                                                         100.5        93.0

Reconciliation of equity under Canadian GAAP to equity under US GAAP:



Unaudited                                                  31st March           31st December
US$ millions                                                  2005                  2004
-------------------------------------------------------------------------------------------------

Equity - Canadian GAAP                                        1,382                1,372
US GAAP adjustments:
   Embedded derivatives                                           -                   (4)
   Interest rate swaps                                           (4)                   1
   Foreign currency contracts                                     1                    1
   Bunker fuel price contracts                                    9                   (1)
   Acquisition-related costs                                    (44)                 (44)
   Pension costs                                                 (8)                  (8)
   Stock-based compensation                                      (2)                  (1)
   Ships                                                        (20)                 (21)
   Capitalized interest                                           3                    4
   Restructuring costs                                            2                    2
   Treasury stock - Rabbi Trust                                   -                   (2)
   Interest expense - convertible notes                           5                    4
   Other equity - convertible notes                             (29)                 (29)
   Tax effect of US GAAP adjustments                                                   -
                                                      -------------------------------------------
 Total US GAAP adjustments                                      (87)               $ (98)
                                                      -------------------------------------------
 Equity - US GAAP                                            $1,295              $ 1,274
                                                      ===========================================

(b) Summary of Differences
The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable to the company as at 31st December 2004. There are no differences applicable for the first time in 2005.

(c) Recent US Accounting Pronouncements

On 15th April 2005, the US Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share Based Payment (SFAS 123(R)). The SEC would require that registrants adopt SFAS 123(R)'s fair value method of accounting for share-based payments to employees no later that the beginning of the first fiscal year after 15th June 2005. CP Ships now plans to adopt SFAS 123(R) effective 1st January 2006.

(d) Additional US GAAP Disclosures

Under the CP Ships Employee Stock Option Plan (ESOP) and the Directors Stock Option Plan (DSOP) options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised after three years and no later than ten years after the grant date.

Under US GAAP CP Ships applies the intrinsic value method of accounting for its options granted to employees. If CP Ships had determined compensation cost based on the fair value at the grant date for employee share options in accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation." net income and net income per share would have changed to the pro forma amounts indicated below.


                                                                     Three Months to 31st
                                                                            March
($ million except per share amounts)                                    2005        2004
                                                                  ------------- -------------

Net income - US GAAP, as reported                                         24           12
Add:  Stock-based compensation expense determined under the
      intrinsic value method:                                              2            1
Less: Stock-based compensation expense determined under the
      fair value method:                                                  (1)          (2)
                                                                  ---------------------------
Pro-forma net income - US GAAP                                          $ 25         $ 11
Pro-forma earnings per share basic                                    $ 0.28        $0.12
Pro-forma earnings per share diluted                                  $ 0.29        $0.12

The basic and diluted earnings per share based on net income - US GAAP, as reported, and the weighted average number of shares in issue are given in note 13(a).

KEY NON-GAAP OPERATING PERFORMANCE MEASURES

In our 2004 Annual report, we identified six key non-GAAP operating performance indicators which we use to measure overall business performance: o Sales volume

   o   Average freight rates

   o   Cost per teu

   o   EBITDA

   o   ROCE

   o   Net debt to capital

Subsequent to the release of our 2004 Annual Report, it was determined to also use revenue per teu and free cash flow as key performance indicators.

Please refer to page 24 of our 2004 Annual Report and the following definitions for more information on each of these performance measurements.

DEFINITIONS OF NON-GAAP TERMS (Note: The following should be read in conjunction with the 2004 annual financial statements.)

(A) Sales volume is measured in teu. As well as directly contributing to revenue, volume drives economies of scale and, within each individual trade lane, directly impacts cost competitiveness and efficiency. Sales volume does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(B)Revenue per teu is total revenue divided by total volume in teu and is considered to be a meaningful measure of the unit price for total transportation services including ocean freight, inland transport services and other revenue . Revenue per teu does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(C)Average freight rate for CP Ships overall is total revenue less inland, slot charter and other miscellaneous revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each direction, Westbound and Eastbound or Southbound and Northbound. Average freight rate for each direction is the total revenue by direction, (eg Westbound) less inland, slot charter and other miscellaneous revenue divided by the equivalent total volume in teu. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standard meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(D)Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the underlying cost movements and the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(E)EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standard meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(F)Return on capital employed (ROCE) equals operating income before exceptional items divided by average capital employed. Average capital employed is the simple average of balance sheet capital employed at 31st March of the current and prior year. Capital employed comprises shareholders' equity, total long-term debt and future income tax liabilities, less cash and cash equivalents. ROCE, which we consider to be a meaningful measure of the efficiency with which capital is being utilized, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(G)Free cash flow is cash from operations after payments for exceptional items, less investing activities and adjusted for acquisitions. Free cash flow, which we consider to be a meaningful measure of operating performance as it demonstrates the company's ability to generate cash after the payment for capital expenditures, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.

                                                          Three months
Unaudited                                                to 31st March
US$ millions                                           2005          2004
-----------------------------------------------------------------------------

Cash inflow from operations                              96            25

Less:
   Investing activities                                 (17)         (10)
                                                 ----------------------------
Free cash flow                                        $  79        $  15
                                                 ============================

(H)Net debt to capital is net debt divided by capital, where net debt equals total debt less cash and cash equivalents, and capital equals shareholders' equity plus net debt. Net debt to capital, which we consider to be a meaningful measure of leverage, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(I)Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.

                                    -ends-


ABOUT CP SHIPS


One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 22 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. On 28th April 2005, CP Ships announced it will re-brand its services under the CP Ships name and retire these brands by the end of 2005. At 31st March 2005, CP Ships' vessel fleet was 81ships and its container fleet 454,000 teu. Volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website at www.cpships.com.



                                   CONTACTS
                                   Investors
             Jeremy Lee, VP Investor Relations and Public Affairs
                          Telephone: + 1 514 934 5254

                                     Media
                   Elizabeth Canna, VP Group Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764